                                        FORM U-3A-2

                                      File No. 69-248

                                SECURITIES & EXCHANGE COMMISSION
                                       Washington, D.C.

                        Statement by Holding Company Claiming Exemption
                         Under Rule U-3A-2 from the Provisions of the
                          Public Utility Holding Company Act of 1935


    SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

      1. Southwestern Energy Company, an Arkansas corporation, is located at 1083 Sain Street, Fayetteville, Arkansas (P. O. Box 1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with six wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Oklahoma, Texas and Arkansas; A. W. Realty Company, an Arkansas real estate company which holds real estate interests; Southwestern Energy Pipeline Company, a corporation that owns an interest in a partnership that operates an intrastate natural gas pipeline in Arkansas; and Arkansas Western Pipeline Company, a corporation that operates an 8-mile interstate pipeline in northeast Arkansas and southeast Missouri. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.
          The main location of Arkansas Western Gas Company is
          1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Southwestern Energy Pipeline Company and Arkansas Western Pipeline Company occupy the same location as that of Claimant. The main locations of Southwestern Energy Production Company are 5151 San Felipe, Suite 700, Houston, Texas 77056-3608, and 5600 N. May Ave., Suite 200, Oklahoma City, Oklahoma 73112-3979. All subsidiaries are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company and Arkansas Western Pipeline Company are also authorized to do business in Missouri and Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma.

      2. Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its six subsidiaries.

          Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 6,233 miles of pipeline. This system includes
                                       - 1 -
          in Arkansas, a gathering and storage system with 434 miles of pipeline, 917 miles of transmission pipeline and 3,354 miles of distribution pipeline. Additionally the system includes, in Missouri, 431 miles of transmission pipeline and 1,097 miles of distribution pipeline.

          AWG's northwest Arkansas gas utility system gathers its gas supply from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the NOARK Pipeline System (NOARK) as discussed below. Through its division, Associated
          Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville, and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas.

          Southwestern Energy Pipeline Company owns a 47.93% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Fort Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system.

      3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 1995, as follows:

           (a)  Natural gas distributed at retail:
                                    Average
                Utility Sales      Consumers           Mcf           Sales

                Residential         144,828        12,050,055     $ 59,522,563
                Commercial           19,502         7,597,682       31,018,479
                Industrial              342         7,749,527       22,466,121


                     Total          164,672        27,397,264     $113,007,163

          (b) There were 7,571,350 Mcf of natural gas distributed at retail outside the state of Arkansas by the public utility subsidiary.

          (c) There were 2,379,835 Mcf of natural gas sold to industrial consumers outside the state or at the state line by the public utility subsidiary.

          (d) There were 4,081,611 Mcf of natural gas purchased outside the state or at the state line by the public utility subsidiary.

      4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.


                                 EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 1995.

                                 EXHIBIT B

Financial Data Schedule for the year ended December 31, 1995.

                                 EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                 APPENDIX

A map of the Company's transmission and distribution system has been omitted from the electronic filing. A narrative description of the system is provided in item 2 above.


The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.

                                          SOUTHWESTERN ENERGY COMPANY

                                          By:   /s/ GREGORY D. KERLEY
                                              --------------------------
                                                  Gregory D. Kerley
                                              Vice President - Treasurer
                                                    and Secretary
ATTEST:

  /s/ JEFFREY L. DANGEAU
-------------------------
    Jeffrey L. Dangeau
    Assistant Secretary

Notices and correspondence concerning this statement should be addressed to:
            Gregory D. Kerley, Vice President - Treasurer and Secretary Southwestern Energy Company
            P. O. Box 1408
            Fayetteville, Arkansas  72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
(in thousands)
                                                                                      Southwestern               Southwestern
                                       Southwestern   Arkansas                        Energy       A. W.          Energy
                                       Energy         Western Gas                     Production   Realty         Pipeline
                                       Company        Company       SEECO, Inc.       Company      Company        Company
                                       ------------   -----------   ------------     ------------  ---------    ----------
Operating Revenues:
    Gas sales                          $       -      $  113,007    $    43,443      $  15,601     $      -     $      -
    Oil sales                                  -               -              -          3,924            -            -
    Gas transportation                         -           4,102              -              -            -            -
    Other                                      -           2,343            317              -          256          318
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                               -         119,452         43,760         19,525          256          318
                                       ------------   ------------  ------------     ------------  ---------    ----------
Operating Costs and Expenses:
    Purchased gas costs                        -          67,326              -              -            -            -
    Operating and general                      -          33,135          4,103          8,112          224          217
    Depreciation, depletion and
      amortization                           193           5,239         10,692         18,916           61            -
    Taxes, other than income taxes           290           2,862            175          1,003            3            -
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                             483         108,562         14,970         28,031          288          217
                                       ------------   ------------  ------------     ------------  ---------    ----------
        Operating income                    (483)         10,890         28,790         (8,506)         (32)         101
                                       ------------   ------------  ------------     ------------  ---------    ----------
Interest Expense:
    Interest on long-term debt            12,984               -              -              -            -            -
    Intercompany interest                 (8,068)          4,228          1,558          1,877          157           61
    Other interest charges                   192             446              -              -            -            1
    Interest capitalized                       -            (152)          (226)        (2,078)           -            -
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                           5,108           4,522          1,332           (201)         157           62
                                       ------------   ------------  ------------     ------------  ---------    ----------
Other Income (Expense)                    10,739              68           (700)             -           45         (694)
                                       ------------   ------------  ------------     ------------  ---------    ----------
        Income before provision
            for income taxes and
            extraordinary item             5,148           6,436         26,758          (8,305)       (144)        (655)

Provision (Benefit) for Income Taxes      (2,088)          2,411         10,397          (3,165)        (57)        (261)
                                       ------------   ------------  ------------     ------------  ---------    ----------
        Income (loss) before
          extraordinary item               7,236           4,025         16,361          (5,140)        (87)        (394)

Extraordinary Loss Due to Early
    Retirement of Debt (Net of Tax)            -               -           (124)           (137)        (14)          (4)
                                       ------------   ------------  ------------     ------------  ---------    ----------
        Net Income (Loss)              $   7,236      $    4,025    $    16,237      $   (5,277)   $   (101)    $   (398)
                                       ============   ============  ============     ============  =========    ==========

                                   - 4 -

                                         Arkansas
                                         Western
                                         Pipeline
                                         Company      Eliminations    Consolidated
                                       ----------     --------------  -----------
Operating Revenues:
    Gas sales                          $       -      $  (29,596) (b) $ 142,455
    Oil sales                                  -               -          3,924
    Gas transportation                       403             459  (c)     4,964
    Other                                      -          (1,466) (c)     1,768
                                      ----------     --------------  -----------
                                             403         (30,603)       153,111
                                      ----------     --------------  -----------
Operating Costs and Expenses:
    Purchased gas costs                        -         (30,193) (b)(c) 37,133
    Operating and general                     33          (1,388) (c)    44,436
    Depreciation, depletion and
      amortization                            98             793  (c)    35,992
    Taxes, other than income taxes            29               -          4,362
                                       ----------     --------------  -----------
                                             160         (30,788)       121,923
                                       ----------     --------------  -----------
        Operating income                     243             185         31,188
                                       ----------     --------------  -----------
Interest Expense:
    Interest on long-term debt                 -               -         12,984
    Intercompany interest                    187               -              -
    Other interest charges                     -               -            639
    Interest capitalized                       -               -         (2,456)
                                       ----------     --------------  -----------
                                             187               -         11,167
                                       ----------     --------------  -----------
Other Income (Expense)                         -         (10,685) (c)(d) (1,227)
                                       ----------     --------------  -----------
        Income before provision
            for income taxes and
            extraordinary item                56         (10,500)        18,794

Provision (Benefit) for Income Taxes          22               -          7,259
                                       ----------     --------------  -----------
        Income (loss) before
          extraordinary item                  34         (10,500)        11,535

Extraordinary Loss due to Early
    Retirement of Debt (Net of Tax)          (16)              -           (295)

                                       ----------     -------------- ------------
        Net Income (Loss)              $      18      $  (10,500)     $  11,240
                                       ==========     ==============  ===========

(b)To eliminate intercompany sales and purchases. (c)To eliminate intercompany income and expense items.
(d)To eliminate intercompany dividends.





                                       - 5 -



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
(in thousands)

                                                                                     Southwestern               Southwestern
                                       Southwestern   Arkansas                        Energy       A. W.          Energy
                                       Energy         Western Gas                     Production   Realty         Pipeline
                                       Company        Company       SEECO, Inc.       Company      Company        Company
                                       ------------   ------------  ------------     ------------  ---------    ----------
Assets
Current Assets:
    Cash                               $   1,011      $      476    $         -      $      11     $      -     $       -
    Accounts receivable                      987          24,569          4,741          4,040            1         1,201
    Income taxes receivable (payable)      8,023             320           (100)           (26)           2             2
    Inventories, at average cost               -          12,177          3,216             55            -             -
    Other                                    802           1,014          1,066            294            2             -
                                       ------------   ------------  ------------     ------------  ---------    ----------
        Total current assets              10,823          38,556          8,923          4,374            5         1,203
                                       ------------   ------------  ------------     ------------  ---------    ----------

Investments:
    Investment in subsidiaries, at cost  342,198               -              -              -          366            -
    Advances to (from) subsidiaries      (13,241)              -         16,611          1,925       (1,907)      (1,386)
    Other                                     28               -              -              -           49        9,037
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                         328,985               -         16,611          1,925       (1,492)       7,651
                                       ------------   ------------  ------------     ------------  ---------    ----------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                       -               -        176,857        341,122            -            -
    Gas utility system                         -         190,927              -              -            -            -
    Gas in underground storage                 -          11,841         20,775              -            -            -
    Other                                 13,021               -              -          1,515        5,181            -
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                          13,021         202,768        197,632        342,637        5,181            -
    Less - Accumulated depreciation,
        depletion and amortization         6,726          63,211         87,538        119,551          502            -
                                       ------------   ------------  ------------     ------------  ---------    ----------
                                           6,295         139,557        110,094        223,086        4,679            -
                                       ------------   ------------  ------------     ------------  ---------    ----------

Other Assets                               7,051           3,064             11             26            -            -
                                       ------------   ------------  ------------     ------------  ---------    ----------

                                       $ 353,154      $  181,177    $   135,639      $ 229,411     $  3,192     $  8,854
                                       ============   ============  ============     ============  =========    ==========







                                       - 6 -


                                         Arkansas
                                         Western
                                         Pipeline
                                         Company      Eliminations    Consolidated
                                       ----------     --------------  -----------
Assets
Current Assets:
    Cash                               $       -      $        -      $   1,498
    Accounts receivable                        2               -         35,541
    Income taxes receivable (payable)          -               -          8,221
    Inventories, at average cost               -               -         15,448
    Other                                     10               -          3,188
                                       ----------     --------------  -----------
        Total current assets                  12               -         63,896
                                       ----------     --------------  -----------

Investments:
    Investment in subsidiaries, at cost        -        (342,564) (a)         -
    Advances to (from) subsidiaries       (2,002)              -              -
    Other                                      -               -          9,114
                                       ----------     --------------  -----------
                                          (2,002)       (342,564)         9,114
                                       ----------     --------------  -----------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                       -               -        517,979
    Gas utility system                     2,331               -        193,258
    Gas in underground storage                 -               -         32,616
    Other                                      -               -         19,717
                                       ----------     --------------  -----------
                                           2,331               -        763,570
    Less - Accumulated depreciation,
        depletion and amortization           223               -        277,751
                                       ----------     --------------  -----------
                                           2,108               -        485,819
                                       ----------     --------------  -----------
Other Assets                                 112               -         10,264
                                       ----------     --------------  -----------

                                       $     230      $ (342,564)     $ 569,093
                                       ==========     ==============  ===========

(a)To eliminate investment in subsidiaries.









                                       - 7 -

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1995
(in thousands)
                                                                                     Southwestern               Southwestern
                                       Southwestern   Arkansas                        Energy       A. W.          Energy
                                       Energy         Western Gas                     Production   Realty         Pipeline
                                       Company        Company       SEECO, Inc.       Company      Company        Company
                                       ------------   ------------  ------------     ------------  ---------    ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $   3,071      $        -    $         -      $       -     $      -     $      -
    Accounts payable                       8,627           7,015          3,617          4,341            -          376
    Taxes payable                            380           1,749            245              8           39            1
    Customer deposits                          -           4,619              -              -            -            -
    Over-recovered purchased gas cost, net     -           7,327              -              -            -            -
    Other                                  1,367           1,096            401            708          400           10
                                       ------------   ------------  ------------     ------------  ---------    ------------
          Total current liabilities       13,445          21,806          4,263          5,057          439          387
                                       ------------   ------------  ------------     ------------  ---------    ------------

Long-Term Debt, less current
    portion above                        208,123          70,888         14,000              -            -            -
                                       ------------   ------------  ------------     ------------  ---------    ------------

Other Liabilities:
    Deferred income taxes                  1,316          16,313         34,703         58,184          514        4,294
    Deferred investment tax credits            -           1,910             84            109            -            -
    Other                                    471             763              -          2,624            -            -
                                       ------------   ------------  ------------     ------------  ---------    ------------
                                           1,787          18,986         34,787         60,917          514        4,294
                                       ------------   ------------  ------------     ------------  ---------    ------------

Shareholders' Equity:
    Common stock                           2,774          24,214          8,244              1            1            2
    Capital in excess of par              21,272          29,000         22,000        164,545        1,728        7,573
    Retained earnings                    139,927          16,283         52,345         (1,109)         510       (3,402)
    Unamortized cost of shares issued
       under stock grant plan               (379)              -              -              -            -            -
    Common stock in treasury, at cost    (33,795)              -              -              -            -            -
                                       ------------   ------------  ------------     ------------  ---------    ------------
                                         129,799          69,497         82,589        163,437        2,239        4,173
                                       ------------   ------------  ------------     ------------  ---------    ------------

                                       $ 353,154      $  181,177    $   135,639      $ 229,411     $  3,192     $  8,854
                                       ============   ============  ============     ============  =========    ============







                                       - 8 -


                                         Arkansas
                                         Western
                                         Pipeline
                                         Company      Eliminations    Consolidated
                                       ----------     --------------  -----------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $       -      $        -      $   3,071
    Accounts payable                          13               -         23,989
    Taxes payable                              -               -          2,422
    Customer deposits                          -               -          4,619
    Over-recovered purchased gas cost, net     -               -          7,327
    Other                                      -               -          3,982
                                       ----------     --------------  -----------
          Total current liabilities           13               -         45,410
                                       ----------     --------------  -----------

Long-Term Debt, less current
    portion above                              -         (85,254) (a)   207,757
                                       ----------     --------------  -----------

Other Liabilities:
    Deferred income taxes                    137               -        115,461
    Deferred investment tax credits            -               -          2,103
    Other                                      -               -          3,858
                                       ----------     --------------  -----------
                                             137               -        121,422
                                       ----------     --------------  -----------

Shareholders' Equity:
    Common stock                               2         (32,464) (a)     2,774
    Capital in excess of par                   -        (224,846) (a)    21,272
    Retained earnings                         78               -        204,632
    Unamortized cost of shares issued
       under stock grant plan                  -               -           (379)
    Common stock in treasury, at cost          -               -        (33,795)
                                       ----------     --------------  -----------
                                              80        (257,310)       194,504
                                       ----------     --------------  -----------

                                       $     230      $ (342,564)     $ 569,093
                                       ==========     ==============  ===========

(a)To eliminate investment in subsidiaries.






                                       - 9 -



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
(in thousands)
                                                                                     Southwestern               Southwestern
                                       Southwestern   Arkansas                        Energy       A. W.          Energy
                                       Energy         Western Gas                     Production   Realty         Pipeline
                                       Company        Company       SEECO, Inc.       Company      Company        Company
                                       ------------   ------------  ------------     ------------  ---------    ------------

RETAINED EARNINGS, beginning of year   $ 138,729      $   22,758    $    36,108      $   4,168    $    611     $  (3,004)

Net income (loss)                          7,236           4,025         16,237         (5,277)       (101)         (398)

Cash dividends                            (6,038)        (10,500)             -             -           -             -
                                       ------------   ------------  ------------     ------------  ---------    ------------

RETAINED EARNINGS, end of year         $ 139,927      $   16,283    $    52,345      $  (1,109)    $    510     $ (3,402)
                                       ============   ============  ============     ============  =========    ============



                                         Arkansas
                                         Western
                                         Pipeline
                                         Company      Eliminations    Consolidated
                                       ------------   --------------  -----------

RETAINED EARNINGS, beginning of year   $      60      $        -      $ 199,430

Net income (loss)                             18         (10,500) (d)    11,240

Cash dividends                                 -          10,500  (d)    (6,038)
                                       ------------   --------------  -----------

RETAINED EARNINGS, end of year         $      78      $        -      $ 204,632
                                       ============   ==============  ===========


(d)To eliminate intercompany dividends.